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              AMENDMENT AND SUPPLEMENT TO COMMON STOCK INVESTMENT-

                                   TERM SHEET



On August 17, 2000, TCO Investment Inc. (hereinafter the "Investor") and Constellation 3D, Inc. (hereinafter "C3D") entered into a Common Stock Investment agreement (the "Common Stock Agreement") by which the Investor purchased 25,000 shares of Common Stock of C3D at $10.00 per share.



Investor and C3D wish to amend and supplement the Common Stock Agreement to provide to Investor five (5) year warrants to purchase C3D's Common Stock at an exercise price equal to 100% of the price of the Common Stock at the time of closing. For every one (1) share purchased, the Investor will receive a warrant to purchase one (1) share of Common Stock.

The warrants will be issued as follow:

Guldborg International             15,000

Erlengut,

CH 5600 Lenzburg 1,

Switzerland



Farpell Inc.                       10,000

Misiones 1487 , planta baja

Montevideo

Uruguay



The Common Stock Agreement and this Amendment supersede all other prior or written agreements between the Investor and C3D, and contain the entire understanding of the parties with respect to the matters covered herein and therein. No provision may be amended other than by an instrument in writing signed by C3D and the Investor, and no provision may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.



IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of August 18, 2000.

Constellation 3D, Inc.                        TCO INVESTMENT INC.
                                              -------------------



    /s/Ronen Yaffe                                /s/ Pablo Berezovsky
    -----------------------------                 --------------------------
By:  Ronen Yaffe                              By:
Title: Treasurer                              Title: By Proxy